                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)



                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)

                                  22757R 10 9
                                ---------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 2, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

-------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

-------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
-------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

-------------------------------------------------------------------------------
   3)   SEC Use Only

-------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC,  BK
        -------
-------------------------------------------------------------------------------
   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
-------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           731,740
   Beneficially Owned         -------
   by Each Reporting      -----------------------------------------------------
   Person With            8)  Shared Voting Power
                          -----------------------------------------------------
                          9)  Sole Dispositive Power
                              731,740
                              -------
                          -----------------------------------------------------
                          10) Shared Dispositive Power

-------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        731,740
        -------
-------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
-------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        12.2%
        -----
-------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
-------------------------------------------------------------------------------

   SCHEDULE 13D

-------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

-------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Bob R. Simpson
        --------------

-------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

-------------------------------------------------------------------------------
   3)   SEC Use Only

-------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        PF, OO
        ------
-------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        United States
        -------------
-------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           212,800
   Beneficially Owned         -------
   by Each Reporting      -----------------------------------------------------
   Person With            8)  Shared Voting Power
                          -----------------------------------------------------
                          9)  Sole Dispositive Power
                              212,800
                              -------
                          -----------------------------------------------------
                          10)  Shared Dispositive Power

-------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        212,800
        -------
-------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
-------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        3.5%
        ----
-------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         IN
        ----
-------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 4 TO
SCHEDULE 13D ARE AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

     As of December 2, 1996, the total cost of Units purchased by Cross Timbers was $9.4 million.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

     (a) As of December 4, 1996, Cross Timbers beneficially owns 731,740 Units or approximately 12.2% of the Issuer's outstanding Units of 6,000,000 at November 13, 1996, as reported in its Quarterly Report on Form 10-Q for its quarter ended September 30, 1996. As of December 4, 1996, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, beneficially owns 212,800 Units or approximately 3.5% of the Issuer's outstanding Units.

     As of December 4, 1996, Thomas L. Vaughn, Senior Vice President - Operations of Cross Timbers, does not own any Units.

     (b) Cross Timbers has the sole voting power and dispositive power with respect to the 731,740 Units it beneficially owns. Mr. Simpson has the sole voting and dispositive power with respect to the 212,800 Units he owns.

     (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since November 27, 1996 and through December 4, 1996 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the
Schedule 13D.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CROSS TIMBERS OIL COMPANY



Date:  December 4, 1996           By:   LOUIS G. BALDWIN
                                     --------------------------------------
                                        Louis G. Baldwin
                                        Senior Vice President and
                                        Chief Financial Officer














                                        BOB R. SIMPSON
                                  -----------------------------------------
                                        Bob R. Simpson

SCHEDULE II TO SCHEDULE 13D

     The following lists Unit purchases effected by Cross Timbers since November 27, 1996 and through December 4, 1996. All such purchases were open market transactions.

                                      Number          Price
                     Date            of Units        per Unit
                     ----------      --------        --------

                      11/29/96         2,900         $ 14.50
                      12/ 2/96        99,500           14.6175


     The following lists Unit sales effected by Mr. Simpson since November 27, 1996 and through December 4, 1996. All such sales were open market transactions. In addition to the following, on November 27, 1996, Mr. Simpson sold 2,100 Units on the open market at a price of $14.75 per Unit.

                                      Number           Price
                     Date            of Units        per Unit
                     ----------      --------        --------

                      11/29/96           100         $ 14.75
                      12/ 2/96         1,000           14.75


     On December 3, 1996, Thomas L. Vaughn sold 1,500 Units on the open market at $14.50 per Unit. To the best of Cross Timbers' and Mr. Simpson's knowledge, no other persons listed in Schedule I of the Schedule 13D have effected any Unit transactions since November 27, 1996 and through December 4, 1996.